UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 29, 2022

COFFEE HOLDING CO., INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	001-32491	11-2238111
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

3475 Victory Boulevard, Staten Island, New York	10314
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (718) 832-0800

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange where registered
Common Stock, par value $0.001 per share	JVA	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger and Share Exchange Agreement

On September 29, 2022, Coffee Holding Co., Inc, a Nevada corporation (“JVA”), entered into a Merger and Share Exchange Agreement (the “Merger Agreement”), by and among JVA, Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), CHC Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Pubco (“Merger Sub”), and each of the holders of ordinary shares of Delta as named therein (the “Sellers”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into JVA, with JVA surviving as a direct, wholly-owned subsidiary of Pubco (the “Merger”). As a result of the Merger, each issued and outstanding share of JVA common stock, $0.001 par value per share (the “JVA Common Stock”), will be cancelled and converted for the right of the holder thereof to receive one ordinary share, par value $0.0001 of Pubco (the “Pubco Ordinary Shares”).

As a condition to the Merger, Pubco shall also acquire all of the issued and outstanding Delta securities from the Sellers in exchange for Pubco Ordinary Shares (the “Exchange” and, collectively with the Merger and the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Transactions, JVA and Delta will each become direct, wholly-owned subsidiaries of Pubco, with JVA stockholders receiving approximately $31.5 million (or 4.79%) worth of Pubco Ordinary Shares (the “Merger Consideration”) and Delta stockholders receiving approximately $625 million (or 95.21%) worth of Pubco Ordinary Shares (the “Exchange Consideration” and collectively with the Merger Consideration, the “Business Combination Consideration”), subject to certain adjustments, at an implied diluted value per share of $5.50. The Business Combination Consideration may be adjusted if Delta closes certain acquisitions prior to the closing of the Transactions. The Merger Agreement also includes an earn-out to existing stockholders of Delta, consisting of $50 million of additional Pubco Ordinary Shares, which will be released to Delta stockholders if and when Delta achieves $70 million or greater of net income for fiscal year ending 2023.

At the effective time of the Merger (the “Merger Effective Time”), each award of options to purchase JVA Common Stock (each, a “JVA Stock Option”) that is outstanding, whether vested or unvested, will be cancelled and substituted with option(s) to purchase Pubco Ordinary Shares to be granted under the Pubco equity plan (the “Substituted Options”). The Substituted Options will represent the right to purchase that number of shares of Pubco Ordinary Shares equal to the number of shares of JVA Common Stock underlying such JVA Stock Option immediately prior to the Merger Effective Time with a per-share exercise price of such Substituted Option equal to the exercise price per JVA Common Stock subject to such JVA Stock Option immediately prior to the Merger Effective Time.

Prior to execution of the Merger Agreement, JVA’s board of directors (the “Board”) unanimously (i) determined that the terms and provisions of the Merger Agreement and the transactions contemplated therein, including the Merger and Transactions, are fair, advisable to and in the best interests of JVA and its stockholders, (ii) approved the Merger Agreement and related Transactions, (iii) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of JVA, and (iv) resolved to recommend that JVA’s stockholders adopt the Merger Agreement.

JVA, Pubco, Delta and the Sellers have made customary representations and warranties in the Merger Agreement and have agreed to customary covenants regarding the operation of their respective businesses prior to the closing of the transactions contemplated thereby. Consummation of the Merger is subject to customary closing conditions, including, without limitation, (i) approval of the Merger Agreement and the transactions contemplated thereunder by a majority of JVA’s stockholders (the “JVA Stockholder Approval”), (ii) the absence of any law or order that prevents or prohibits the consummation of the Transaction, (iii) obtaining all requisite governmental authorizations, (iv) effectiveness of the Registration Statement of Pubco on Form F-4, and (v) approval of the listing of Pubco Ordinary Shares on the Nasdaq Capital Market.

From the date of the Merger Agreement until October 19, 2022 (the “Go-Shop Period”), JVA shall have the right to initiate, solicit, facilitate and encourage any inquiry or the making of any proposals or offers that constitute an acquisition proposal involving more than fifteen percent (15%) of JVA’s assets or outstanding shares of common stock or in which the stockholders of JVA immediately preceding the contemplated transaction would hold less than eighty-five percent (85%) of the voting equity interest of the surviving company (each or any combination of the foregoing, a “Takeover Proposal”), including by way of providing access to non–public information to any third party pursuant to a non-disclosure agreement. Following the expiration of the Go-Shop Period, JVA will cease such activities and be subject to customary “no-shop” restrictions on its ability to solicit a Takeover Proposal from third parties and to provide non-public information to and engage in discussions with a third party in relation to a Takeover Proposal, except that JVA may continue to engage in the aforementioned activities with third parties from whom JVA has received a Takeover Proposal that the Board has determined constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and has determined that the failure to take such actions would be inconsistent with the Board’s fiduciary duties.

Prior to obtaining JVA Stockholder Approval, the Board may change its recommendation that stockholders vote to adopt the Merger Agreement (a “Change in Recommendation”) (i) in response to any material event or change in circumstances with respect to JVA that was not actually known or reasonably foreseeable by JVA prior to the date of the Merger Agreement (an “Intervening Event”) that the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to change its recommendation in such circumstances would be reasonably likely to violate its fiduciary duties to the stockholders of JVA under applicable law or (ii) if JVA has received a Takeover Proposal involving more than fifty percent (50%) of JVA’s assets or outstanding shares of common stock or in which the stockholders of JVA immediately preceding the contemplated transaction would hold less than fifty percent (50%) of the voting equity interest of the surviving company, that the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms and, among other things, if consummated, would be more favorable from a financial point of view to JVA’s stockholders than the Transactions (a “Superior Proposal”) (in which case JVA may also terminate the Merger Agreement to enter into such Superior Proposal, subject to certain conditions including payment of the JVA Termination Fee, as described below).

Before the Board may change its recommendation in connection with an Intervening Event or a Superior Proposal, or terminate the Merger Agreement to accept a Superior Proposal, JVA must provide Delta prompt written notice of its decision to make a Change in Recommendation and for at least five (5) business days after such notice, JVA will negotiate with Delta to enable Delta to revise the terms of the Merger Agreement so that the Takeover Proposal no longer constitutes a Superior Proposal. Each time modifications to any material term of such alternative acquisition proposal determined to be a Superior Proposal are made, JVA must notify Pubco of such modification and such five (5) business day period will recommence.

The Merger Agreement may be terminated by each of Delta and of JVA under certain circumstances, including, among others by either Delta or JVA if the Merger has not been consummated by June 29, 2023 (the “Outside Date”). If the Merger Agreement is terminated under certain circumstances, including, among others, as a result of breach by either JVA or Delta of their respective representations, warranties or covenants in the Merger Agreement, whereby JVA or Delta, respectively, may be entitled to a termination fee in the amount of $750,000 plus disbursements of all documented, out-of-pocket expenses up to $250,000. In addition, if JVA terminates the Merger Agreement to accept a Takeover Proposal or the Board (i) adversely changes its recommendation to the stockholders of JVA regarding the adoption of the Merger Agreement or (ii) supports the approval of any JVA Takeover Proposal, then Delta shall be entitled to a termination fee of $1.3 million and plus a disbursement of reasonable expenses up to $2 million (the “JVA Termination Fee”).

Registration Rights Agreement

The equityholders of Delta and JVA will have certain customary registration rights with respect to the Pubco Ordinary Shares to be received in the transaction pursuant to the terms of a registration rights agreement, dated September 29, 2022 (the “Registration Rights Agreement”).

Voting and Support Agreement

On September 29, 2022, concurrently with the entry into the Merger Agreement, Delta, Pubco and JVA entered into Voting and Support Agreements (the “JVA Voting Agreement”) with Andrew Gordon, President and Chief Executive Officer of JVA, and David Gordon, Executive Vice President and Chief Operating Officer of JVA, pursuant to which Messrs. Gordon have agreed to vote in favor of adopting the Merger Agreement and the related transactions as contemplated thereunder. JVA Voting Agreements will terminate upon the earliest to occur of (i) the mutual written consent of each of Delta, Pubco, JVA and Messrs. Gordon, (ii) the Merger Effective Time, and (iii) the date of termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Merger Agreement, the Registration Rights Agreement and JVA Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein, (ii) the Registration Rights Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference herein, and (iii) the form of Voting and Support Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated by reference herein.

Important Note

The representations, warranties and covenants contained in the agreements and documents described above were made only for purposes of those agreements and documents and as of the specified dates set forth therein, were solely for the benefit of the parties to those agreements and documents, may be subject to limitations agreed upon by those parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between those parties instead of establishing particular matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on these representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of JVA, Pubco or Delta or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreement containing them, which subsequent information may or may not be fully reflected in JVA’s or Pubco’s public disclosures.

Important Information for Investors and Stockholders

This current report on Form 8-K is provided for informational purposes only and contains information with respect to a proposed business combination (the “proposed business combination”) among JVA, Pubco and Delta. This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This report does not constitute a proxy statement, prospectus or any equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

In connection with the proposed business combination, Pubco intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement to JVA shareholders and also a prospectus for the registration of securities of Pubco, in connection with the proposed business combination (as amended from time to time, the “Registration Statement”). After the Registration Statement is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of JVA as of the record date in the future to be established for voting on the proposed business combination and will contain important information about the proposed business combination and related matters. INVESTORS AND SECURITY HOLDERS OF JVA AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Security holders and other interested persons will be able to obtain free copies of the preliminary proxy statement/prospectus, definitive proxy statement/prospectus, and other relevant material (in each case when available) at the website maintained by the SEC at www.sec.gov. or by directing a request to: Coffee Holding Co., Inc. 3475 Victory Boulevard, Staten Island, New York 10314, Attn: Andrew Gordon, Chief Executive Officer.

Certain Information Regarding Participants in the Solicitation

This Form 8-K is not a solicitation of a proxy from any investor or securityholder. JVA, Delta, Pubco and each of their directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of JVA with respect to the proposed business combination. Information about the directors and executive officers of JVA, including their ownership of shares of JVA common stock, is included in JVA’s Annual Report on Form 10-K for the year ended October 31, 2021, which was filed with the SEC on January 31, 2022.

Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from JVA’s stockholders, including a description of their interests in the proposed merger by security holdings or otherwise, will be included in the Registration Statement and proxy statement/prospectus that Pubco intends to file with the SEC and other relevant documents to be filed with the SEC when they become available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding JVA, Pubco or Delta’s future results of operations and financial position, JVA, Pubco and Delta’s business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of JVA, Pubco and Delta, and the expected value of the combined company after the transactions, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of JVA’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to complete the transactions contemplated by the transaction agreement, including due to failure to obtain approval of the stockholders of JVA or other conditions to closing in the transaction agreement; the inability to obtain or maintain the listing of Pubco ordinary shares on Nasdaq following the transaction; the risk that the transactions disrupt current plans and operations of JVA as a result of the announcement and consummation of the transactions; the ability to recognize the anticipated benefits of the transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; costs related to the transactions; changes in applicable laws or regulations; the possibility that JVA, Pubco or Delta may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the proxy statement/prospectus (when available) relating to the transactions, including those under “Risk Factors” therein, and in other filings with the SEC made by JVA and Pubco. Moreover, JVA, Pubco, and Delta operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond JVA’s, Pubco’s or Delta’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. For these reasons, investors and other interested persons are cautioned not to put undue reliance on forward-looking statements. Neither JVA, Pubco, nor Delta undertake any obligation to update or revise these forward-looking statements, to reflect information, events, or otherwise after the date of this report, except as required by applicable law.

Item 8.01. Other Events.

On September 30, 2022, JVA and Delta issued a joint press release announcing the execution of the Merger Agreement and related matters. The press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Merger and Share Exchange Agreement, dated September 29, 2022 by and among Coffee Holding Company, Inc, Delta Corp Holdings Limited, Delta Corp Cayman Limited and each of the selling stockholders named therein.*
10.1	Form of Registration Rights Agreement.
10.2	Form of Voting and Support Agreement.
99.1	Joint Press Release, dated September 30, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* We have omitted certain schedules and exhibits to this agreement in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COFFEE HOLDING CO., INC.

By:	/s/ Andrew Gordon
Name:	Andrew Gordon
Title:	President and Chief Executive Officer

Date: September 30, 2022